Exhibit (c)(2)

John G. Kinnard and Company, Incorporated
EMPLOYMENT AGREEMENT

    THIS AGREEMENT is made and entered into between Paul H. Perseke (hereinafter "Employee") and John G. Kinnard and Company, Incorporated (hereinafter "Kinnard") at its principal place of business at Kinnard Financial Center, 920 Second Avenue South, Minneapolis, Minnesota 55402.

    1.  Duties.  Kinnard agrees to employ Employee, and Employee agrees to perform the duties of a Chief Financial Officer for the benefit of Kinnard on a full time basis.

    2.  Compensation.  For all services rendered during the term of employment, Kinnard will compensate Employee in accordance with the schedule attached hereto as Exhibit A.

    3.  Benefits.  Employee will receive the full range of standard benefits that accrue to Kinnard Employees, including 401(k) plan, retirement plan, vacation, and medical plans, as Employee meets the eligibility criteria set forth in those benefit plans. Kinnard reserves the right to modify, change, or discontinue its benefit plans. In such event, Employee would be eligible for such benefits as are then afforded to other Kinnard Employees in positions similar to that held by Employee.

    4.  Term of Employment.  The relationship between Kinnard and Employee is an "employment at will" relationship. That is, Kinnard may terminate Employee at any time for any reason, or for no reason at all, with or without notice. Likewise, Employee may terminate his employment with Kinnard at any time for any reason, or for no reason at all, with or without notice.

    5.  Licensing Fees.  Kinnard will pay all fees related to the continuing education requirements for all securities and insurance licenses, as well as the filing fees for Employee's home state and one other state in which he conducts business and legal licenses.

    6.  Compliance.  Employee agrees to comply with and abide by all the rules and regulations of the securities industry as set forth in state and federal law, and in the rules and regulations of governmental agencies and self-regulatory bodies. Employee also agrees to comply with and abide by all internal rules and policies of Kinnard as may be established and amended from time to time.

    7.  Trade Secrets.  Employee acknowledges and agrees that the identities of Kinnard's customers, and all memoranda, notes, records, statements, reports, and documents of every kind concerning customers or customer accounts, or concerning Kinnard's internal operations and procedures, regardless of whether such documents were created by Kinnard, Kinnard's clearing broker, an Employee or affiliate of Kinnard, or by the Employee, and including all originals, copies, electronic and other data compilations (the "Records") are confidential business records and trade secrets of Kinnard, and are the sole property of Kinnard. Except as otherwise permitted by Kinnard, Employee agrees to maintain the Records in the strictest confidence, to not share any Records with any person outside of Kinnard, and to not allow any Records to leave the premises of Kinnard. Upon Employee's termination, whether voluntary or involuntary, with or without cause, or whenever Kinnard may request, Employee will immediately relinquish possession to Kinnard of all Records. Employee agrees that Employee will not at any time assert or claim an ownership or property interest in the Records nor use information from the Records in any manner that might adversely affect Kinnard's best interests.

    8.  Arbitration.  Kinnard and Employee agree that any dispute regarding or arising out of this Agreement, the Employee's employment at Kinnard, or any event occurring in connection with Employee's employment or termination of employment at Kinnard, shall be submitted to arbitration pursuant to the Federal Arbitration Act, including but not limited to claims of fraud in the inducement of this contract, defamation, discrimination, or harassment, any claims for discrimination arising under the Minnesota Human Rights Act, Minn. Stat. 363.01 et seq., Title VII of the Civil Rights Act, 42 U.S.C. 2000e et seq., the Americans with Disabilities Act, 42 U.S.C. 12101 et seq., the Age Discrimination in Employment Act, 29 U.S.C. 621et seq., or any other claim of discrimination arising under federal, state or local law, or any other claims in any manner relating to your employment with and separation from Kinnard, arising in law or equity, whether known, suspected, or unknown, and however originating or existing, to the date of the signing of this Agreement. However, this release does not release Kinnard from any obligations it might otherwise have to indemnify you from claims brought against you relating to your employment at Kinnard. If Employee asserts any claims against Kinnard for which he seeks recovery of attorney fees, and if Kinnard prevails in such arbitration or other legal proceeding, Employee agrees to pay Kinnard the reasonable costs and attorney fees that Kinnard incurs in defending against any claims brought against it. Such arbitration will be conducted before the National Association of Securities Dealers, Inc. ("NASD") in accordance with the NASD Code of Arbitration Procedure, or if the NASD refuses to accept jurisdiction, before the American Arbitration Association ("AAA") under the AAA's Securities Arbitration Rules. The award of the arbitrator(s), or a majority of them, shall be final and judgment upon such award may be entered in any court of competent jurisdiction. This arbitration provision shall continue in force after the termination of employment. These Rules can be found in Employee's new hire paperwork and on Kinnard's Compliance Department Intranet site.

    9.  Termination for Cause.  Employee agrees that, notwithstanding anything herein to the contrary, Kinnard may immediately and without notice discharge Employee for cause which shall include Employee's refusal to follow Kinnard's reasonable directives, violation of any term of Employee's Employment agreement, illegal use of drugs or use of alcohol while on the job, dishonesty, fraud or other willful misconduct including willful violation of Kinnard's rules, regulations or policies. In the event of a termination for cause, Employee shall forfeit all rights to further compensation effective upon the date of discharge and shall forfeit all other benefits except insofar as benefits rights have vested pursuant to the terms of Kinnard's then-existing benefit plans.

    10.  Injunctive Relief.  Notwithstanding the arbitration provision contained in this Agreement, Employee agrees that Kinnard may apply for, and obtain from any state or federal court of competent jurisdiction, appropriate injunctive relief prohibiting the violation of the terms of this Agreement, and may do so pending arbitration, pending a decision of the arbitration panel, and also for purposes of enforcing any decision of the arbitration panel. In the event that an order or decree for injunctive or other relief shall be granted to Kinnard hereunder, Employee agrees to pay any and all reasonable costs and expenses of Kinnard, including reasonable attorney's fees, incurred in obtaining such relief, and further, that the period from which any injunctive relief to enforce this Agreement shall commence shall be the date of obtaining such relief.

    11.  Representations and Warranties.  Employee hereby represents and warrants that he has read this entire Agreement, and has had an opportunity to ask Kinnard representatives questions about it. Employee further represents and warrants that he has had an opportunity to consult with an attorney (at Employee's expense) before signing this Agreement. Employee acknowledges that he was informed before accepting employment that signing this Employment Agreement is a condition of employment.

    12.  Miscellaneous.  This Agreement contains the entire agreement of the parties and replaces all prior oral and/or written agreements between the parties. Any amendments or modifications to this Agreement are void unless in writing and signed by the party against whom enforcement is sought. If any provision of this Agreement shall be held to be invalid or unenforceable by any court, arbitration panel, regulatory agency, or self-regulatory body, the remaining provisions shall remain valid and enforceable. Any delay or failure to enforce any provision of this agreement with respect to a particular event or time shall not constitute a waiver of the right to enforce that or any other provision of this Agreement.

    13.  Governing Law & Venue.  This Agreement, and indeed the entire relationship, between Employee and Kinnard, shall be construed, interpreted, and enforced in accordance with the laws of the State of Minnesota. Any arbitration or other legal proceeding that may be brought by either party against the other shall be venued in Minneapolis, Minnesota.

    IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement on the dates indicated below:

JOHN G. KINNARD AND COMPANY, INC.
Dated: September 7, 1999	By:	/s/ GEORGE STROEBEL George Stroebel, Senior Vice President, Director of Corporate Development
Dated: September 7, 1999	By:	/s/ PAUL H. PERSEKE Paul H. Perseke Chief Financial Officer

Exhibit A for Paul H. Perseke

    This exhibit sets forth the Chief Financial Officer compensation for Paul H. Perseke, commencing on September 7, 1999, and continuing only while Employee remains employed with Kinnard in this position. This Exhibit A will be reviewed again in 12 months by the Senior Vice President, Director of Corporate Development.

COMPENSATION

    A. Salary.  Employee will receive a salary of $100,000 (one hundred thousand dollars) per year, to be paid on a bi-weekly basis.

    B. Incentive Compensation.  Employee will be eligible to receive an annual discretionary bonus, which is not limited and is funded out of the KII profit pool. This bonus will be paid out at the first pay period after February 15th of the following year. 1999 discretionary bonus will be pro-rated for the period of time Employee was employed at Kinnard.

    C. Stock Options.  Kinnard shall grant to Employee, as of the beginning date of employment and the execution of the employment agreement, an option to purchase twenty five thousand (25,000) shares of Kinnard Investments, Inc. ("KII") common stock. This option grant is subject to approval by the KII Board of Directors. The exercise price shall be equal to the closing price on the date the option is granted, or if no sale of such stock shall have occurred on that date, on the next preceding day on which there was a sale of stock. One-fifth of this 25,000-share option shall vest (that is, become exercisable) on the first anniversary of the employment date and an additional 1/5 each on the second through fifth anniversaries provided that Employee remains employed on such anniversary date. All exercisable options shall expire at the close of business on the sixth anniversary of the employment date.

Vesting Date	Percentage/Number of Shares
September 7, 2000	5,000 shares
September 7, 2001	5,000 shares
September 7, 2002	5,000 shares
September 7, 2003	5,000 shares
September 7, 2004	5,000 shares

    D. Loan of Purchase Price for Stock.  At the start of employment and the execution of the employment agreement with Kinnard, Employee shall be granted the right to borrow money from Kinnard to purchase twenty five thousand (25,000) shares of Kinnard Investments, Inc. ("KII") common stock at the market price, with interest on the loan to be charged at the cost of funds (broker call rate). Employee shall sign a promissory note and a confession of judgment to secure this loan. Interest will accrue and interest and principal will be due and payable on the 5th anniversary of issuance, or when Employee is determined to have violated the securities laws or Kinnard's internal rules, is the subject of a bankruptcy petition, or if Employee's employment relationship with Kinnard is terminated, whether voluntarily, or involuntarily, with or without cause. If, for the reasons described in this paragraph, the balance on this loan were to become due and payable, Employee authorizes Kinnard to withhold such amounts from any compensation that might be due to the Employee. If Employee were to die or become permanently disabled (as determined under Kinnard's policies) during the term of the loan, the balance owed by Employee under the loan would be forgiven.

    E. Participation in Deferred Compensation Plan.  Employee may be eligible to participate in the Deferred Compensation Plan, according to the criteria set forth in said plan.

    F. Business Expenses.  Kinnard shall, in accordance with its policies, pay all ordinary and necessary business expenses incurred by Employee in performing his duties as an employee of Kinnard, provided that Employee accounts to Kinnard for such expenses in the manner prescribed by Kinnard.

    G. Vacation  Employee shall be entitled to a total of 20 vacation days per calendar year, with partial years prorated. Unused vacation time shall not be carried forward from year to year.